Following the Road we Know

2009 ANNUAL MEETING



Capitol Federal Financial

Welcome to the 2009 Annual Meeting of

Capitol Federal Financial





2009 CAPITOL FEDERAL FINANCIAL STOCKHOLDERS MEETING

Following the Road we Know

2009 ANNUAL MEETING



Capitol Federal Financial

Board of Directors

B. B. Andersen
John B. Dicus, *Chairman, President & CEO*
Morris J. Huey, II
Jeffrey M. Johnson
Michael T. McCoy, M.D.
Jeffrey R. Thompson
Marilyn S. Ward




Capitol Federal Management

John B. Dicus, *Chairman, President & CEO*
R. Joe Aleshire, *Executive Vice President*
Larry K. Brubaker, *Executive Vice President*
Morris J. Huey, II, *Executive Vice President*
Rick C. Jackson, *Executive Vice President*
Kent G. Townsend, *Executive Vice President*
Tara D. Van Houweling, *First Vice President*
Mary R. Culver, *Corporate Secretary*
James D. Wempe, *VP - Investor Relations*




Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this presentation. The Company disclaims, however, any intent or obligation to update these forward-looking statements.




2009 CAPITOL FEDERAL FINANCIAL STOCKHOLDERS MEETING

Fiscal Year 2009 at September 30th

(in thousands)

Total Assets	$8,403,680
Total Loans	$5,603,965
Total Deposits	$4,228,609
Total Borrowings	$3,106,179
Total Stockholders' Equity	$941,298



Financial Performance FY 2009

Net Income (in millions)	$66.3
Diluted Earnings Per Share	$0.91
Net Interest Margin	2.20%
Return on Average Assets	0.81%
Return on Average Equity	7.27%



Financial Performance FY 2009

Efficiency Ratio	45.62%
Operating Expense Ratio	1.14%
Non-performing Assets to Total Assets	0.46%
Equity to Total Assets	11.20%
Book Value per Share	$12.85



Branch Expansion
Since October 2008

- Derby Marketplace - Derby, KS

- Nall Valley - Leawood, KS

- Village of Seville - Leawood, KS

- Barry Road Price Chopper - Kansas City, MO

- Embassy Plaza- Kansas City, MO





Earnings Per Share

	For the Year Ended September 30, 2009	
	GAAP	**Non-GAAP**
Net Income (in thousands)	$ 66,298	$ 66,298
Basic Average Shares Outstanding	73,144,116	20,951,299
Diluted Average Shares Outstanding	73,208,101	21,015,284
Basic	$0.91	$3.16
Diluted	$0.91	$3.15



2009 CAPITOL FEDERAL FINANCIAL STOCKHOLDERS MEETING

2009 Calendar Year Dividends

- Dividends paid: $2.29 per share

- $108 million in deposit accounts at the Bank as of December 31, 2009

- The Board approved a $0.50 per share dividend for the first quarter of 2010.





Calendar Year Dividend History

	$2.50										

Chart: Calendar Year Dividend History

- CY 99: 0.30
- CY 00: 0.46
- CY 01: 0.62
- CY 02: 2.00
- CY 03: 2.00
- CY 04: 2.00
- CY 05: 2.30
- CY 06: 2.09
- CY 07: 2.00
- CY 08: 2.11
- CY 09: 2.29

Y-axis: $0.00, $0.50, $1.00, $1.50, $2.00, $2.50





2009 CAPITOL FEDERAL FINANCIAL STOCKHOLDERS MEETING

Special Year End Dividend

(in thousands, except share and per share data)

Fiscal Year 2009 Net Income	$ 66,298
Regular Quarterly Dividends Paid	<u>41,773</u>
Net Income in Excess of Dividends Paid	$ 24,525
Amount Designated for Special Year End Dividend	$ 6,131
Shares Eligible to Receive Dividends on November 4, 2009	21,099,982
Per Share Amount of Special Year End Dividend	$ 0.29



Cash Returned to Stockholders

Initial stock price: $ 10.00

- total cumulative dividends paid: - 18.17

Net cost of shares purchased in IPO: $ (8.17)



Cumulative Cash Returned to Stockholders


(in thousands)
$750,000
$500,000
$250,000
$0
$744,851
Stockholder dividends
Stock repurchases
FY 1999 - January 2010



Regulatory Reform—Pending Legislation

- Approved by House but not Senate.

- The Bank currently has authority to pay dividends to Capitol Federal Financial.

- MHC currently has the right to waive dividends.



Questions & Answers





Thank you for attending.



Following
the Road
we
Know

2009 ANNUAL MEETING



Capitol
Federal
Financial